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FOR IMMEDIATE RELEASE

Total takes a 26% stake in the Indian LNG
Re-gasification terminal of Hazira

Paris, March 4, 2004 – Total announces that it has signed an agreement with Shell Gas BV, a member of the Royal Dutch/Shell group of companies, to acquire a 26% stake in a liquefied natural gas (LNG) re-gasification terminal project in India. The terminal is expected to receive its first LNG cargo by year’s end and is located in Hazira, on the north-west coast of India in the Gujarat State. The transaction remains subject to approval of the relevant Indian authorities.

Once the transaction is completed, Total will hold a 26% interest in the three project companies: the port company is in charge of the construction and operation of the port under a 30 year concession; the terminal company builds and will operate the terminal; the marketing company will sell the gas. The terminal will have an initial capacity of 2.5 millions tons per annum with a goal to expand it to 5 millions tons. Supplied by the two partners from their various LNG sources, Hazira will be the first merchant LNG terminal in Asia.

With this stake in a re-gasification terminal in Asia, Total strengthens its development on gas markets and secures an access to a fast growing market for the LNG projects in which it participates.

Total is already a major LNG player, commercialising more than 6 millions tonnes in 2003. The company holds stakes in 5 natural gas liquefaction plants worldwide, a stake in a re-gasification terminal in Mexico and has signed a protocol of intent to acquire an interest in the Fos Cavaou re-gasification terminal in France.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com